SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04018039

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GENERIC TRADING OF PHILADELPHIA, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS

(No. and Street)

NEW YORK,	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI **(212) 332-2612**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GENERIC TRADING OF PHILADELPHIA, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

FAYLIETTE LEWIS
Notary Public, State of New York
No. 01LE6085956
Qualified in Kings County
Commission Expires January 13, 2007

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Generic Trading of Philadelphia, LLC

December 31, 2003
with Report of Independent Auditors

Generic Trading of Philadelphia, LLC

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2
Notes to Financial Statements 3

Report of Independent Auditors

To the Members of
Generic Trading of Philadelphia, LLC

We have audited the accompanying statement of financial condition of Generic Trading of Philadelphia, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Generic Trading of Philadelphia, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 12, 2004

Generic Trading of Philadelphia, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 1,257,156
Due from clearing broker	4,980,944
Securities owned, at market value	67,373,849
Due from members	2,622,487
Deposit at clearing broker	10,000
Total assets	$ 76,244,436
Liabilities and members' capital	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 46,394,249
Payable to members	3,844,796
Payable to affiliates	9,596
Accrued liabilities	124,455
Total liabilities	50,373,096
Members' capital	25,871,340
Total liabilities and members' capital	$ 76,244,436

See accompanying notes to statement of financial condition.

Generic Trading of Philadelphia, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Generic Trading of Philadelphia, LLC (the "Company") is a Delaware limited liability company which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Philadelphia Stock Exchange, Inc. The Company's managing member is Shear-Offman Inc (the "Managing Member"). The non-managing Members ("Class B members") enter into proprietary security transactions on most security exchanges with their contributed capital upon admittance to the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades through a related entity, Carlin Equities Corp. (the "Introducing Broker"), which introduces the members' designated trading accounts, on a fully disclosed basis, to its clearing broker, Spear, Leeds & Kellogg, LLC, (the "Clearing Broker") a New York Stock Exchange member firm.

2. Significant Accounting Policies

The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices.

3. Taxes

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes.

4. Due from Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by the Clearing Broker. At December 31, 2003, all of the securities owned reflected on the statement of financial condition are security positions held by the Clearing Broker.

The Company's cash and securities are used to secure the securities sold, not yet purchased. The Managing Member monitors the trading activity of the Company to maintain adequate margin with the Clearing Broker.

5. Due from members

Certain Class B Members are Limited Liability Companies ("LLC") that have trading sub-accounts. At December 31, 2003, the sum of accounts with deficit balances, including sub-accounts of corporate Class B members of the Company, is approximately $8.2 million. In accordance with the corporate Class B LLC agreements, all sub-account members acknowledge and understand that all capital contributions are assets of their respective Class B LLC and are therefore subject to the liability and capital requirements of their Class B LLC. As such, the Company's exposure to deficit balances in Class B Member sub-accounts is limited to instances where the Class B LLC has a deficit balance after netting all sub-account balances within the Class B LLC. After taking into account the netting provisions of the Class B LLC agreements, a deficit balance of approximately $2.6 million exists at December 31, 2003. This amount has been included as Due from members on the statement of financial condition. The Managing Member has represented that it will contribute capital to the extent of the Class B members deficit balances such that Class B Members with positive balances will not be required to cover losses of Class B Members with deficits. Historically, the Managing Member has allocated its capital to cover deficits in Class B Member accounts that have deficits at the time of their termination.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of December 31, 2003 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$67,023,809	$45,231,223
Options	350,040	1,163,026
Total	$67,373,849	$46,394,249

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the Statement of Financial Condition.

7. Related Party Transactions

The Company paid the Introducing Broker approximately $46 million of commissions for the year ended December 31, 2003. The Company has a service agreement with the Introducing Broker. Pursuant to the agreement, the Introducing Broker makes available its facilities and employees to provide administrative and brokerage services and office space. Currently, the Company does not provide any remuneration for these facilities and services to the Introducing Broker.

The Trading criteria agreements signed by each Class B member provides for the reallocation to the Managing Member of a negotiated percentage of net income that is initially earned and allocated to the capital accounts of Class B members. The Managing Member was allocated $4.7 million from members' income for the year ended December 31, 2003.

8. Estimated Fair Value of Financial Instruments

The Company's activities include the purchase and sale of exchange-traded derivative financial instruments such as equity options. These derivatives are used in arbitrage strategies and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value. All other financial instruments are carried at fair value or amounts approximating fair value.

9. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. Primarily, these financial instruments include written options and securities sold, but not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company's principal trading activities are executed through a broker located in the United States. All securities transactions of the Company are cleared by the Clearing Broker pursuant to a customer agreement. At December 31, 2003 all the investments in securities, securities sold, but not yet purchased and due from broker are positions with and amounts due from this broker. The Company had substantially all of its individual counterparty concentration with this broker and its affiliates.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

10. Derivative Contracts

In the normal course of business, the Company enters into derivative contracts for trading purposes. The derivative contracts that the Company holds or issues are exchange-traded options contracts. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure and hedge investments to enhance performance and reduce risk to the Company. The Company records its derivative activities on a mark-to-market basis. Market values are determined by using quoted market prices.

11. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6⅔% of aggregate indebtedness or $100,000. At December 31, 2003, the Company had net capital of $5,614,147, which was $5,348,891 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 0.71 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.